

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 25, 2016

Jonathan Xiaosong Zhang
Chief Financial Officer
Momo Inc.
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

>   **Re: Momo Inc.**
>   **Form 20-F for the Fiscal Year ended December 31, 2015**
>   **Filed April 25, 2016**
>   **File No. 001-36765**

Dear Mr. Zhang:

We have reviewed your August 12, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2016 letter.

Results of Operations

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Net revenues, page 62

1.   We have reviewed your response to prior comment 2. Please address the following items:

- *Membership subscription* – We note your statement in your response that you do not believe that a quantitative disclosure of the average revenue per member would be helpful for investors to understand your business performance or its trend. However, you also state that the significant increase in your membership subscription revenues from 2014 to 2015 was primarily due to the increase in average revenue per member due to the premium membership introduced in June 2015 and, to a lesser extent, to the increase in the number of members. Given this significance, it is unclear why a quantitative disclosure of the average revenue per member would not be useful to readers. Please explain in greater detail how you considered quantifying the material sources, by price and/or volume of the increase in your membership subscription revenues. Tell us how you considered disclosures under Form 20-F Part I. Item 5.A.1 whereby to the extent that the financial statements disclose material changes in net sales or revenues, you should provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Also see Section III.D of SEC Release No. 33-6835.

- *Mobile games* – Your response states that you do not believe that disclosure of paying user numbers will be meaningful for investors to understand the Company's mobile game revenue growth. However, on page 63, you state that your revenues from mobile games depend on the number of paying users. Please advise as these two statements appear to contradict each other. Further, your current disclosure of the number of games operated does not appear to allow the reader to fully understand the growth in mobile games revenue as some games may not be generating significant revenue. Please explain your consideration of providing the contribution of the factors, whether price and/or volume in quantified terms, for the increase in mobile game revenue year over year. Tell us how you considered disclosures under Form 20-F Part I. Item 5.A.1 whereby to the extent that the financial statements disclose material changes in net sales or revenues, you should provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Also consider Section III.D of SEC Release No. 33-6835.

  You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

         Sincerely,

         /s/ Craig D. Wilson

         Craig D. Wilson
         Sr. Asst. Chief Accountant
         Office of Information Technologies
         and Services